Marcel Kahn
Executive Vice President
Group Chief Financial Officer


                                              Office of Corporate Finance
                                              Securities and Exchange Commission
                                              100 F Street, N.E.
                                              Washington, D.C. 20549
                                              U.S.A.

                                              Attention: Jim B. Rosenberg
                                              ---------

                                              Paris, September 12, 2006


Via Facsimile and EDGAR

RE:  Staff Comment Letter dated August 28, 2006 with respect to the Form 20-F
     ------------------------------------------------------------------------
     for the year ended December 31, 2005 of SCOR
     --------------------------------------------

Dear Mr. Rosenberg,

I refer to the Staff's Comment Letter dated August 28, 2006 with respect to the Form 20-F for the year ended December 31, 2005 of SCOR (the "Company") and to my letter to you dated September 5, 2006.

As I noted in my previous letter, the Company is currently in the process of reviewing the Staff's comments with its actuarial and accounting teams (at the Company and at each of the Company subsidiaries (the "Group")), as well as with its external counsel and independent auditors.

In my prior letter, I indicated that for the reasons set forth therein, the Company would not be able to respond to the Staff's Comment Letter before October 31, 2006. The Company has, in the interim, given further internal consideration as to whether it is able to accelerate the process of responding to the Staff's Comment Letter. As a result of that consideration, the Company respectfully proposes to submit a response to the Staff's Comment Letter on October 20, 2006.

I would be happy to discuss any of the foregoing at your convenience, and can be reached at ++33-1-46-98-71-42.

I appreciate the Staff's assistance in this matter.

Sincerely,



/s/ Marcel Kahn
------------------------
Marcel Kahn
Group Chief Financial Officer


cc:      Securities and Exchange Commission
         Vanessa Robertson - Oscar Young
         Skadden, Arps, Slate, Meagher & Flom LLP
         Adrian Deitz -  Armand Grumberg


SCOR
Immeuble SCOR
1, av. du General de Gaulle
92074 Paris La Defense Cdx

Tel. + 33 (0) 1 46 98 71 42
Fax + 33 (0) 1 49 06 06 51
www.scor.com

SCOR : societe Anonyme au
Capital de 763 096 713 Euros
RCS Nanterre B 562 033 357
Siret 562 033 357 00020